EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	24.2x	40.6x	35.9x	33.1x	55.2x	17.0x

(1)	For purposes of calculating the ratios of earnings to fixed charges, “earnings” represent income (including only distributed income of less than 50% owned entities) before income taxes and fixed charges, and “fixed charges” represent the sum of interest charges and the portion of rental expenses representative of an interest factor.